J. Brian Palmer Chief Accounting Officer

August 11, 2008

Mr. Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	White Mountains Insurance Group, Ltd. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 001-08993

Dear Mr. Rosenberg,

I refer to your letter dated June 26, 2008 (the “Comment Letter”).  In connection with the Company’s response, we acknowledge the following:

•                 The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Set forth below are the Company’s responses to your comments contained in the Comment Letter. The italicized and numbered paragraphs and headings below correspond to those set forth in the Comment Letter.

Comment 1:

Investment Securities, page F-6

1.                          You disclosed that fair values for your asset-backed securities which are included in your fixed maturity investment portfolio are based on quoted market prices from a third party pricing service. It appears to be the case from this disclosure that the pricing service determines fair value rather than management:

Corporate Headquarters:	Executive Offices:
White Mountains Insurance Group, Ltd.	White Mountains Insurance Group, Ltd.
The Bank of Butterfield Building	80 South Main Street, Hanover, NH 03755
42 Reid Street, Hamilton HM 12, Bermuda	Ph: 617-725-7118 ó Fax: 617-725-7120
Ph: 441-278-3160 ó Fax: 441-278-3170	E-mail: bpalmer@whitemountains.com

•                             If this is not the case, please revise your disclosure to clarify.

•                             In either case, please describe the techniques and disclose the assumptions used to determine fair value.

Further, while you are not required to indicate or infer that the independent pricing service determines fair value, when you do, you must also disclose their name. If you include their name in or incorporate it by reference into a 1933 Securities Act filing, you will also need to include their consents.

Response to Comment 1:

We did not intend to imply that we do not determine the fair value of our asset-backed securities.

Our asset backed securities are generally valued using matrix and other pricing models.  Key inputs in a typical valuation are benchmark yields, benchmark securities, reported trades, issuer spreads, bids, offers, credit ratings and prepayment speeds.

The Company has a process to validate the market prices obtained from our third party pricing source.  Our procedures to validate market prices obtained from our third party pricing source include, but are not limited to, periodic evaluation of model pricing methodologies and monthly analytical reviews of certain prices.  The Company also periodically performs back-testing of selected holdings by comparing the value obtained from other pricing sources to the value used to record our securities at the prior period end in order to determine whether our prior period end prices are consistent with prices observed by other market participants.  In addition, the Company periodically performs back-testing of selected sales activity to determine whether there are any significant differences between the market price used to value the security prior to sale and the actual sale price.

We will exclude any reference to third-party pricing services in the disclosures contained in our future Form 10-K and 10-Q filings.   In addition, we will add disclosure in our future Form 10-K and 10-Q filings contained in the second paragraph of our response to this comment above to describe the techniques and assumptions used in the valuation of our asset backed securities.

Comments 2 and 3:

Loss and LAE development - 2007, page F-20

2.                          Please clarify what you mean by “management had implicitly assumed” with regards to your determination related to IBNR and known case development. Address how the percentages are determined by management. Tell us why the management assumed percentage of 15% related to workers compensation and multiple peril liability was not the percentage used to make the adjustment to the IBNR reserves.

3.                          Also, please quantify each adjustment made to the IBNR reserves.

Response to Comments 2 and 3:

We will comply with your requests by including additional disclosure in our future Form 10-K and 10-Q filings where appropriate.  An example of this disclosure has been included as Appendix A to this letter.

Please feel free to call me at (617) 725-7118 should you have any questions.

Sincerely,

/s/ J. Brian Palmer

APPENDIX A

NOTE 3. Reserves for Unpaid Losses and Loss Adjustment Expenses

Insurance

White Mountains’ insurance subsidiaries establish loss and LAE reserves that are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. The process of estimating reserves involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain.

Reserves are typically comprised of (1) case reserves for claims reported and (2) reserves for losses that have occurred but for which claims have not yet been reported, referred to as incurred but not reported (“IBNR”) reserves, which include a provision for expected future development on case reserves. Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim and are adjusted as additional information becomes known or payments are made. IBNR reserves are derived by subtracting paid loss and LAE and case reserves from estimates of ultimate loss and LAE. Actuaries estimate ultimate loss and LAE using various generally accepted actuarial methods applied to known losses and other relevant information. Like case reserves, IBNR reserves are adjusted as additional information becomes known or payments are made.

Ultimate loss and LAE are generally determined by extrapolation of claim emergence and settlement patterns observed in the past that can reasonably be expected to persist into the future. In forecasting ultimate loss and LAE with respect to any line of business, past experience with respect to that line of business is the primary resource, but cannot be relied upon in isolation. White Mountains’ own experience, particularly claims development experience, such as trends in case reserves, payments on and closings of claims, as well as changes in business mix and coverage limits, is the most important information for estimating its reserves. External data, available from organizations such as statistical bureaus, consulting firms and reinsurance companies, is sometimes used to supplement or corroborate White Mountains’ own experience, and can be especially useful for estimating costs of new business. For some lines of business, such as “long-tail” coverages discussed below, claims data reported in the most recent accident year is often too limited to provide a meaningful basis for analysis due to the typical delay in reporting of claims. For this type of business, White Mountains uses a selected loss ratio method for the initial accident year or years. This is a standard and accepted actuarial reserve estimation method in these circumstances in which the loss ratio is selected based upon information used in pricing policies for that line of business, as well as any publicly available industry data, such as industry pricing, experience and trends, for that line of business.

Uncertainties in estimating ultimate loss and LAE are magnified by the time lag between when a claim actually occurs and when it is reported and settled. This time lag is sometimes referred to as the “claim-tail”. The claim-tail for most property coverages is typically short (usually a few days up to a few months). The claim-tail for liability/casualty coverages, such as automobile liability, general liability, products liability, multiple peril coverage, and workers compensation, can be especially long as claims are often reported and ultimately paid or settled years, even decades, after the related loss events occur. During the long claims reporting and settlement period, additional facts regarding coverages written in prior accident years, as well as about actual claims and trends may become known and, as a result, White Mountains may adjust its reserves. If management determines that an adjustment is appropriate, the adjustment is booked in the accounting period in which such determination is made in accordance with GAAP. Accordingly, in the future should reserves need to be increased or decreased from amounts currently established, future results of operations would be negatively or positively impacted, as applicable.

In determining ultimate loss and LAE, the cost to indemnify claimants, provide needed legal defense and other services for insureds and administer the investigation and adjustment of claims are considered. These claim costs are influenced by many factors that change over time, such as expanded coverage definitions as a result of new court decisions, inflation in costs to repair or replace damaged property, inflation in the cost of medical services and legislated changes in statutory benefits, as well as by the particular, unique facts that pertain to each claim. As a result, the rate at which claims arose in the past and the costs to settle them may not always be representative of what will occur in the future. The factors influencing changes in claim costs are often difficult to isolate or quantify and developments in paid and incurred losses from historical trends are frequently subject to multiple and conflicting interpretations. Changes in coverage terms or claims handling practices may also cause future experience and/or development patterns to vary from the past. A key objective of actuaries in developing estimates of ultimate loss and LAE, and resulting IBNR reserves, is to identify aberrations and systemic changes occurring within historical experience and accurately adjust for them so that the future can be projected reliably. Because of the factors previously discussed, this process requires the use of informed judgment and is inherently uncertain.

OneBeacon:

OneBeacon’s actuaries use several generally accepted actuarial methods to evaluate its loss reserves, each of which has its own strengths and weaknesses. OneBeacon places more or less reliance on a particular method based on the facts and circumstances at the time the reserve estimates are made. These methods generally fall into one of the following categories or are hybrids of one or more of the following categories:

•                  Historical paid loss development methods:     These methods use historical loss payments over discrete periods of time to estimate future losses. Historical paid loss development methods assume that the ratio of losses paid in one period to losses paid in an earlier period will remain constant. These methods necessarily assume that factors that have affected paid losses in the past, such as inflation or the effects of litigation, will remain constant in the future. Because historical paid loss development methods do not use case reserves to estimate ultimate losses, they can be more reliable than the other methods discussed below that look to case reserves (such as actuarial methods that use incurred losses) in situations where there are significant changes in how case reserves are established by a company’s claims adjusters. However, historical paid loss development methods are more leveraged, meaning that small changes in payments have a larger impact on estimates of ultimate losses, than actuarial methods that use incurred losses because cumulative loss payments take much longer to equal the expected ultimate losses than cumulative incurred amounts. In addition, and for similar reasons, historical paid loss development methods are often slow to react to situations when new or different factors arise than those that have affected paid losses in the past.

•                 Historical incurred loss development methods:     These methods, like historical paid loss development methods, assume that the ratio of losses in one period to losses in an earlier period will remain constant in the future. However, instead of using paid losses, these methods use incurred losses (i.e., the sum of cumulative historical loss payments plus outstanding case reserves) over discrete periods of time to estimate future losses. Historical incurred loss development methods can be preferable to historical paid loss development methods because they explicitly take into account open cases and the claims adjusters’ evaluations of the cost to settle all known claims. However, historical incurred loss development methods necessarily assume that case reserving practices are consistently applied over time. Therefore, when there have been significant changes in how case reserves are established, using incurred loss data to project ultimate losses can be less reliable than other methods.

•                 Expected loss ratio methods:     These methods are based on the assumption that ultimate losses vary proportionately with premiums. Expected loss ratios are typically developed based upon the information used in pricing, and are multiplied by the total amount of premiums written to calculate ultimate losses. Expected loss ratio methods are useful for estimating ultimate losses in the early years of long-tailed lines of business, when little or no paid or incurred loss information is available.

•                 Adjusted historical paid and incurred loss development methods:     These methods take traditional historical paid and incurred loss development methods and adjust them for the estimated impact of changes from the past in factors such as inflation, the speed of claim payments or the adequacy of case reserves. Adjusted historical paid and incurred loss development methods are often more reliable methods of predicting ultimate losses in periods of significant change, provided the actuaries can develop methods to reasonably quantify the impact of changes.

OneBeacon performs an actuarial review of its recorded reserves each quarter. OneBeacon’s actuaries compare the previous quarter’s estimates of paid loss and LAE, case reserves and IBNR to amounts indicated by actual experience. Differences between previous estimates and actual experience are evaluated to determine whether a given actuarial method for estimating loss and LAE should be relied upon to a greater or lesser extent than it had been in the past. While some variance is expected each quarter due to the inherent uncertainty in loss and LAE, persistent or large variances would indicate that prior assumptions and/or reliance on certain reserving methods may need to be revised going forward.

Reinsurance

White Mountains’ reinsurance subsidiaries establish loss and LAE reserves that are estimates of amounts needed to pay claims and related expenses in the future for reinsured events that have already occurred. White Mountains’ reinsurance subsidiaries also obtain reinsurance whereby another reinsurer contractually agrees to indemnify White Mountains for all or a portion of the reinsurance risks underwritten by White Mountains. Such arrangements, where one reinsurer provides reinsurance to another reinsurer, are usually referred to as “retrocessional reinsurance” arrangements. White Mountains establishes estimates of amounts recoverable from retrocessional reinsurance in a manner consistent with the loss and LAE liability associated with reinsurance contracts offered to its customers (the “ceding companies”), net of an allowance for uncollectible amounts. Net reinsurance loss reserves represent loss and LAE reserves reduced by retrocessional reinsurance recoverable on unpaid losses.

Reinsurance loss and LAE reserve estimates reflect the judgment of both the ceding companies and White Mountains, based on the experience and knowledge of their respective claims personnel, regarding the nature and value of the claims. The ceding companies may periodically adjust the amount of the case reserves as additional information becomes known or partial payments are made. Upon notification of a loss from a ceding company, White Mountains establishes case reserves, including LAE reserves, based upon White Mountains’ share of the amount of reserves established by the ceding company and White Mountains’ independent evaluation of the loss. In cases where available information indicates that reserves established by the ceding company are inadequate, White Mountains establishes reserves in excess of its share of the reserves established by the ceding company.

The estimation of net reinsurance loss and LAE reserves is subject to the same factors as the estimation of insurance loss and LAE reserves. In addition to those factors which give rise to inherent uncertainties in establishing insurance loss and LAE reserves, the claim-tail for reinsurers is further extended because claims are first reported through one or more intermediary insurers or reinsurers.

White Mountains Re:

White Mountains Re establishes loss reserves based on an actuarial point estimate, which is management’s primary consideration in determining its best estimate of loss and LAE reserves. This “actuarial point estimate” is derived from a combination of generally accepted actuarial methods. In making its best estimate, management also considers other qualitative factors that may lead to a difference between its best estimate of loss and LAE reserves and the actuarial point estimate. Typically, these factors exist when management and the company’s actuaries conclude that there is insufficient historical incurred and paid loss information or that the trends included in the historical incurred and paid loss information are unlikely to repeat in the future. These factors may include, among others, changes in the techniques used to assess underwriting risk, more accurate and detailed levels of data submitted with reinsurance applications, the uncertainty of the current reinsurance pricing environment, the level of inflation in loss costs, changes in ceding company reserving practices, and legal and regulatory developments. For current accident year business, the estimate is based on an expected loss ratio method. The parameters underlying this method are developed during the underwriting and pricing process. Loss ratio expectations are derived for each contract and these are aggregated by class of business and type of contract. These loss ratios are then applied to the actual earned premiums by class and type of business to estimate ultimate losses. Paid losses are deducted to determine loss and LAE reserves.

For prior accident years, White Mountains Re gradually replaces this expected loss ratio approach with estimates based on historical loss reporting patterns. For both current and prior accident years, estimates also change when new information becomes available, such as changing loss emergence patterns, or as a result of claim and underwriting audits.

Once an actuarial point estimate is established by White Mountains Re, its actuaries estimate loss reserve ranges to measure the sensitivity of the actuarial assumptions used to set the point estimates. These ranges are calculated using similar methods to the point estimate calculation, but with different expected loss ratio and loss reporting pattern assumptions. For the low estimate, more optimistic loss ratios and faster reporting patterns are assumed, while the high estimate uses more conservative loss ratios and slower reporting patterns. These variable assumptions are derived from historical variations in loss ratios and reporting patterns by class and type of business.

Loss and loss adjustment expense reserve summary

The following table summarizes the loss and LAE reserve activities of White Mountains’ insurance and reinsurance subsidiaries for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,
Millions	2007	2006	2005
Gross beginning balance	$8,777.2	$10,231.2	$9,398.5
Less beginning reinsurance recoverable on unpaid losses	(4,015.7)	(5,025.7)	(3,797.4)

Net loss and LAE reserves	4,761.5	5,205.5	5,601.1
Loss and LAE reserves sold—Sirius America	—	(124.1)	—
Loss and LAE reserves acquired—Stockbridge(1)	—	38.3	—
Loss and LAE reserves sold—NFU	—	—	(95.9)
Loss and LAE reserves sold—TPIC	—	—	(11.8)

Losses and LAE incurred relating to:
Current year losses	2,422.8	2,208.7	2,697.1
Prior year losses	(16.4)	244.0	161.1

Total incurred losses and LAE	2,406.4	2,452.7	2,858.2

Net change in loss reserves—Sierra Insurance Group(2)	(9.1)	—	22.8
Accretion of fair value adjustment to net loss and LAE reserves	21.4	24.5	36.9
Foreign currency translation adjustment to net loss and LAE reserves	39.7	35.2	(39.4)

Loss and LAE paid relating to:
Current year losses	(1,080.6)	(845.5)	(848.7)
Prior year losses	(1,545.1)	(2,025.1)	(2,317.7)

Total loss and LAE payments	(2,625.7)	(2,870.6)	(3,166.4)

Net ending balance	4,594.2	4,761.5	5,205.5
Plus ending reinsurance recoverable on unpaid losses	3,467.9	4,015.7	5,025.7

Gross ending balance	$8,062.1	$8,777.2	$10,231.2

(1)                          Reinsurance recoverables on unpaid losses acquired in the Stockbridge acquisition totalled $52.9 million.

(2)                          During the years ended December 31, 2007, 2006 and 2005, White Mountains Re recorded $(9.1) million, $0 and $22.8 million of (favorable)/unfavorable development on its workers compensation reserves relating to its Sierra Insurance Group acquisition. This loss and LAE development was offset in incurred losses and LAE dollar-for-dollar by a change in the principal amount of the adjustable note that White Mountains Re issued as part of the financing of that acquisition (See Note 6).

Loss and LAE development—2007

During the year ended December 31, 2007, White Mountains experienced $16.4 million of net favorable development on prior accident year loss reserves. Esurance experienced net unfavorable development of $29.6 million that primarily related to bodily injury claims from prior accident years. White Mountains Re experienced net unfavorable development of $9.1 million that primarily related to an increase in asbestos and environmental related exposures offset by favorable development in property lines. The Other Operations segment experienced net favorable development of $6.8 million primarily due to the settlement of a large claim at British Insurance Company.

OneBeacon experienced $48.3 million of favorable development on prior accident year loss reserves that was primarily related to lower than expected frequency for professional liability in specialty lines and lower than expected severity for automobile liability in personal lines, offset by unfavorable development for multiple peril and workers compensation, primarily for accident years 2001 and prior.

Specifically, at December 31, 2006, management continued to expect losses to emerge in the professional liability business, which is included in the general liability line of business, in line with initial expectations based on market analysis when this business was initiated in 2002 and 2003. During 2007, losses continued to be significantly lower than initial expectations. As a result, management lowered its selected reserves on the earliest years which affected more recent years as total loss expectations for those years are based in part on prior years’ results.  The impact of this revised estimate was a decrease to professional liability reserves of $79.6 million.

At December 31, 2006, based on actuarial techniques described above, management estimated that IBNR related to personal automobile liability was $137.6 million, or approximately 49% of case reserves of $278.7 million for 2002 and subsequent accident years. During 2007, case incurred loss and allocated LAE (“ALAE”) was $38.4 million, which was less than expected for this relatively short-tail line of business. At December 31, 2007, based on actuarial techniques described above, management estimated that IBNR was $66.1 million, or approximately 49% of the remaining case reserves.  The actuarial methods that management relied upon to estimate IBNR at December 31, 2007 were similar to those used at December 31, 2006.  The impact of this revised estimate was a decrease to personal automobile liability reserves of $33.0 million.

At December 31, 2006, based on actuarial techniques described above, management estimated that IBNR related to workers compensation and multiple peril liability was $95.6 million, or approximately 15% of case reserves of $621.5 million for 2001 and prior accident years. During 2007, case incurred loss and ALAE was $44.7 million, which was greater than expected for these long-tail lines of business. As a result of the higher than expected case incurred loss and ALAE during 2007, management gave greater weight to actuarial techniques that are based on historical incurred loss development during its review of loss reserves at December 31, 2007.   As a result, at December 31, 2007, the IBNR was determined to be $149.4 million, or approximately 28% of the remaining case reserves.  The impact of this revised estimate was an increase to workers compensation and multiple peril liability reserves of $98.5 million.

In addition to the development described for the lines of business above, management also recorded a $34.2 million net decrease in IBNR in other lines of business as a result of its review loss reserves at December 31, 2007.  The change in IBNR for each other line of business was not individually significant.

Loss and LAE development—2006

During the year ended December 31, 2006, White Mountains experienced $244.0 million of unfavorable development on prior accident loss reserves, of which $218.0 million was experienced by White Mountains Re and $22.9 million was experienced by OneBeacon. The adverse development was primarily related to adverse development on loss and LAE reserves previously established for Katrina, Rita and Wilma.

During 2006, following the receipt of new claims information reported from several ceding companies and subsequent reassessment of the ultimate loss exposures, White Mountains Re increased its gross loss estimates for hurricanes Katrina, Rita and Wilma by $201 million.

The vast majority of the newly reported claims were on off-shore energy and marine exposures, and as a result, Folksamerica set its gross loss and LAE reserves in 2006 on off-shore energy and marine exposures for hurricanes Katrina and Rita at full contract limits and also increased reserves on other exposures affected by hurricanes Katrina, Rita and Wilma.

Under the terms of Folksamerica’s 2005 quota share reinsurance treaty with Olympus Reinsurance Company (“Olympus”), $139 million of these losses, net of reinstatement premiums, recorded in 2006 were ceded to Olympus. However, Folksamerica Holding Company

(“Folksamerica Holdings”) entered into an indemnity agreement with Olympus, under which it agreed to reimburse Olympus for up to $137 million of these losses, which was recorded as loss and LAE expense during 2006.

Loss and LAE development—2005

During the year ended December 31, 2005, White Mountains experienced $161.1 million of unfavorable development on prior accident year loss reserves, of which $95.0 million was experienced at OneBeacon and approximately $51.8 million was experienced by White Mountains Re.

The adverse development at OneBeacon was primarily due to higher than anticipated legal defense costs and higher damages from liability assessments in general liability and multiple peril reserves in OneBeacon’s run-off operations. Specifically, OneBeacon’s management had assumed at December 31, 2004 that the IBNR and known case development would be approximately 26% of actual case reserves for the 2001 and prior accident years for multiple peril and general liability. During 2005, case incurred loss and LAE was 72% of the entire future expected development, which was unusually large for these long tail lines of business. As a result, OneBeacon’s management increased IBNR reserves for these lines so that as of year end 2005 the IBNR was approximately 40% relative to the remaining case reserves.

The majority of the adverse development at White Mountains Re resulted from actions taken in response to a ground-up study of Folksamerica’s exposure to asbestos claims that was completed in the third quarter of 2005. The study examined losses incurred by all insureds that had reported over $250,000 of asbestos claims to Folksamerica and a significant sample of all other insureds with reported asbestos claims of less than $250,000. Comparing estimates generated by the study to Folksamerica’s exposed limits by underwriting year led management to record an increase of approximately $50 million in IBNR during the third quarter of 2005. This unfavorable development was partially offset by favorable development in the Sirius International reserve portfolio of approximately $12.0 million, mainly from the three most recent underwriting years.

Fair value adjustment

In connection with purchase accounting for the acquisitions of OneBeacon, Sirius International, and Stockbridge Insurance Company, White Mountains was required to adjust loss and LAE reserves and the related reinsurance recoverables to fair value on OneBeacon’s, Sirius International’s and Mutual Service Casualty’s acquired balance sheets. The net reduction to loss and LAE reserves is being recognized through an income statement charge ratably with and over the period the claims are settled. Accordingly, White Mountains recognized $21.4 million, $24.5 million and $36.9 million of such charges, recorded as loss and LAE during 2007, 2006 and 2005. As of December 31, 2007, the outstanding pre-tax unaccreted adjustment was $56.7 million.

The fair values of OneBeacon’s loss and LAE reserves and related reinsurance recoverables acquired on June 1, 2001, Sirius International’s loss and LAE reserves and related reinsurance recoverables acquired on April 16, 2004, and Stockbridge Insurance Company’s loss and LAE reserves and related recoverables acquired on December 22, 2006 were based on the present value of their expected cash flows with consideration for the uncertainty inherent in both the timing of, and the ultimate amount of, future payments for losses and receipts of amounts recoverable from reinsurers. In estimating fair value, management adjusted the nominal loss reserves of OneBeacon (net of the effects of reinsurance obtained from the NICO Cover, as defined below and the GRC Cover, as defined below), Sirius International and Stockbridge Insurance Company and discounted them to their present value using an applicable risk-free discount rate. The series of future cash flows related to such loss payments and reinsurance recoveries were developed using OneBeacon’s, Sirius International’s and Stockbridge Insurance Company’s historical loss data. The resulting discount was reduced by the “price” for bearing the uncertainty inherent in OneBeacon’s, Sirius International’s and Stockbridge Insurance Company’s net loss reserves in order to estimate fair value. This was approximately 11%, 12% and 2% of the present value of the expected underlying cash flows of the loss reserves and reinsurance recoverables of OneBeacon, Sirius International and Stockbridge Insurance Company, respectively, which is believed to be reflective of the cost OneBeacon, Sirius International and Stockbridge Insurance Company would incur if they had attempted to reinsure the full amount of its net loss and LAE reserves with a third party reinsurer.

Asbestos and environmental loss and loss adjustment expense reserve activity

White Mountains’ reserves include provisions made for claims that assert damages from asbestos and environmental (“A&E”) related exposures. Asbestos claims relate primarily to injuries asserted by those who came in contact with asbestos or products containing asbestos. Environmental claims relate primarily to pollution and related clean-up cost obligations, particularly as mandated by federal and state environmental protection agencies. In addition to the factors described above regarding the reserving process, White Mountains estimates its A&E reserves based upon, among other factors, facts surrounding reported cases and exposures to claims, such as policy limits and deductibles, current law, past and projected claim activity and past settlement values for similar claims, as well as analysis of industry studies and events, such as recent settlements and asbestos-related bankruptcies. The cost of administering A&E claims, which is an important factor in estimating loss reserves, tends to be higher than in the case of non-A&E claims due to the higher legal costs typically associated with A&E claims.

During 2005, White Mountains Re completed a detailed, ground-up asbestos exposure study. Comparing estimates generated by the study to Folksamerica exposed limits by underwriting year led to an increase of approximately $50 million in IBNR for asbestos during the third quarter of 2005.

During the fourth quarter of 2007, White Mountains Re completed another detailed ground-up asbestos exposure study and reviewed environmental reserves relative to industry benchmarks. This study was an update to the analysis first performed in 2005. The study analyzed potential exposure to loss of all insureds that had reported at least $250,000 in losses to Folksamerica through reinsurance contracts as of June 30, 2007. This analysis entailed examining total expected asbestos losses and LAE from a variety of information sources, including asbestos studies, data reported to Folksamerica as well as a review of historical public filings. The resulting exposure from this analysis was compared against Folksamerica’s reinsurance contract layers to derive an estimated expected loss. In addition, White Mountains Re analyzed a significant sample of all other insureds that had reported losses of less than $250,000 and extrapolated the sample findings to the entire population.

In addition, Folksamerica has received notices of claims from a number of other insureds with reported loss amounts that have not exceeded the attachment points of reinsurance contracts written by Folksamerica. Based on the claims activity related to those insureds since the 2005 study, White Mountains Re estimated the future impact of these insureds to its exposure as well as the impact of future claims from insureds that have not reported any claims to date.

In the study, White Mountains Re sought to include adequate provision for future reported claims, premises/operations coverage (in addition to products liability coverage), and future adverse court decisions. To estimate this provision, White Mountains Re measured the changes in individual insured estimates from the 2005 study to the 2007 study to estimate future reported losses. The combined effect of all these estimates resulted in an increase of $51.6 million in IBNR for asbestos losses and LAE.

White Mountains Re reviewed Folksamerica’s exposure to environmental losses using industry benchmarks known as “survival ratios”. The survival ratio, computed as a company’s reserves divided by the average of its last three years’ net loss payments, indicates approximately how many more years of payments the current reserves can support, assuming future yearly payments are consistent with the average three-year historical levels. This analysis led to an increase of $11 million in IBNR for environmental losses in the fourth quarter of 2007. White Mountains Re’s A&E three year survival ratio was approximately 13 years and 8 years at December 31, 2007 and 2006, respectively.

Immediately prior to White Mountains’ acquisition of OneBeacon, Aviva caused OneBeacon to purchase a reinsurance contract with National Indemnity Company (“NICO”) under which OneBeacon is entitled to recover from NICO up to $2.5 billion in the future for asbestos claims arising from business written by OneBeacon in 1992 and prior, environmental claims arising from business written by OneBeacon in 1987 and prior, and certain other exposures (the “NICO Cover”). Under the terms of the NICO Cover, NICO receives the economic benefit of reinsurance recoverables from certain of OneBeacon’s third party reinsurers in existence at the time the NICO Cover was executed (“Third Party Recoverables”). As a result, the Third Party Recoverables serve to protect the $2.5 billion limit of NICO coverage for the benefit of OneBeacon. Any amounts uncollectible from third party reinsurers due to dispute or the reinsurers’ financial inability to pay are covered by NICO under its agreement with OneBeacon. Third Party Recoverables are typically for the amount of loss in excess of a stated level each year. Of claim payments in the past 11 years, approximately 49% of asbestos and environmental losses have been recovered under the historical third party reinsurance.

In June 2005, OneBeacon completed an internal study of its A&E exposures. This study considered, among other items, (1) facts, such as policy limits, deductibles and available third party reinsurance, related to reported claims; (2) current law; (3) past and projected claim activity and past settlement values for similar claims; (4) industry studies and events, such as recent settlements and asbestos-related bankruptcies; and (5) collectibility of third-party reinsurance. Based on the study, OneBeacon increased its best estimate of its incurred losses ceded to NICO, net of underlying reinsurance, by $353 million ($841 million gross) to $2.1 billion, which is within the $2.5 billion coverage provided by the NICO Cover. OneBeacon estimates that the range of reasonable outcomes around its best estimate is $1.7 billion to $2.4 billion, versus a range of $1.5 billion to $2.4 billion from its previous study that was conducted in 2003. Due to the NICO Cover, there was no impact to income or equity from the change in estimate.

The increase in the estimate of incurred A&E losses was principally driven by raised projections for claims related to asbestos (particularly from assumed reinsurance business), and for mass torts other than asbestos and environmental, particularly lead and sexual molestation. This increase was partially offset by reduced projections of ultimate hazardous waste losses.

As noted above, OneBeacon estimates that on an incurred basis it has used approximately $2.1 billion of the coverage provided by NICO at December 31, 2007. Since entering into the NICO Cover, $39.8 million of the $2.1 billion of utilized coverage relates to uncollected amounts from third party reinsurers through December 31, 2007. Net losses paid totaled approximately $986.0 million as of December 31, 2007, with $139.0 million paid in 2007. Asbestos payments during 2007 reflect payments resulting from intensified efforts by claimants to resolve asbestos claims prior to enactment of potential Federal asbestos legislation. To the extent that OneBeacon’s estimate of ultimate A&E losses as well as the estimate and collectibility of Third Party Recoverables differs from actual experience, the remaining protection under the NICO Cover may be more or less than the approximate $404.0 million that OneBeacon estimates remained at December 31, 2007.

White Mountains’ reserves for A&E losses at December 31, 2007 represent management’s best estimate of its ultimate liability based on information currently available. However, as case law expands, and medical and clean-up costs increase and industry settlement practices change, White Mountains may be subject to asbestos and environmental losses beyond currently estimated amounts. White Mountains cannot reasonably estimate at the present time loss reserve additions arising from any such future unfavorable developments and cannot be sure that allocated loss reserves, plus the remaining capacity under the NICO Cover and other reinsurance contracts, will be sufficient to cover additional liability arising from any such unfavorable developments.

The following tables summarize reported asbestos and environmental loss and LAE reserve activities (gross and net of reinsurance) for OneBeacon, White Mountains Re and White Mountains’ other operations, consisting of American Centennial and British Insurance Company, for the years ended December 31, 2007, 2006 and 2005, respectively:

OneBeacon

	Year Ended December 31,
Net A&E Loss Reserve Activity	2007			2006			2005
Millions	Gross	Pre-NICO Net(1)	Net	Gross	Pre-NICO Net(1)	Net	Gross	Pre-NICO Net(1)	Net
Asbestos:
Beginning balance	$1,227.6	$766.6	$6.8	$1,323.4	$845.9	$7.4	$868.9	$599.2	$8.5
Incurred losses and LAE	14.7	—	—	(4.0)	(1.6)	—	544.8	307.5	—
Paid losses and LAE	(86.4)	(66.9)	.4	(91.8)	(77.7)	(.6)	(90.3)	(60.8)	(1.1)

Ending balance	1,155.9	699.7	7.2	1,227.6	766.6	6.8	1,323.4	845.9	7.4

Environmental:
Beginning balance	678.0	394.6	10.6	729.7	421.5	6.5	513.0	408.4	10.2
Incurred losses and LAE	(18.3)	—	—	(8.6)	(7.8)	—	265.7	42.7	2.0
Paid losses and LAE	(82.6)	(52.1)	(4.6)	(43.1)	(19.1)	4.1	(49.0)	(29.6)	(5.7)

Ending balance	577.1	342.5	6.0	678.0	394.6	10.6	729.7	421.5	6.5

Total asbestos and environmental:
Beginning balance	1,905.6	1,161.2	17.4	2,053.1	1,267.4	13.9	1,381.9	1,007.6	18.7
Incurred losses and LAE	(3.6)	—	—	(12.6)	(9.4)	—	810.5	350.2	2.0
Paid losses and LAE	(169.0)	(119.0)	(4.2)	(134.9)	(96.8)	3.5	(139.3)	(90.4)	(6.8)

Ending balance	$1,733.0	$1,042.2	$13.2	$1,905.6	$1,161.2	$17.4	$2,053.1	$1,267.4	$13.9

(1)                          Represents A&E reserve activity, net of third party reinsurance, but prior to the NICO Cover.

White Mountains Re

	Year Ended December 31,
Net A&E Loss Reserve Activity	2007		2006		2005
Millions	Gross	Net	Gross	Net	Gross	Net
Asbestos:
Beginning balance	$135.6	$101.2	$147.7	$109.1	$68.1	$59.3
Incoming (Outgoing) asbestos reserves due to Sirius America acquisition/divestiture	—	—	(3.3)	(.9)	—	—
Incoming asbestos reserves due to Mutual Service Casualty acquisition	—	—	1.3	1.0	—	—
Incurred losses and LAE	58.6	51.6	(.3)	(.1)	91.3	62.0
Paid losses and LAE	(12.3)	(10.7)	(9.8)	(7.9)	(11.7)	(12.2)

Ending balance	181.9	142.1	135.6	101.2	147.7	109.1

Environmental:
Beginning balance	15.8	11.1	13.5	8.3	21.9	15.7
Incoming (Outgoing) environmental reserves due to Sirius America acquisition/divestiture	—	—	(1.5)	(.9)	—	—
Incoming environmental reserves due to Mutual Service Casualty acquisition	—	—	5.2	4.4	—	—
Incurred losses and LAE	12.9	11.6	(.8)	(.2)	(3.6)	(3.4)
Paid losses and LAE	(2.0)	(1.7)	(.6)	(.5)	(4.8)	(4.0)

Ending balance	26.7	21.0	15.8	11.1	13.5	8.3

Total asbestos and environmental:
Beginning balance	151.4	112.3	161.2	117.4	90.0	75.0
Incoming (Outgoing) A&E reserves due to Sirius America acquisition/divestiture	—	—	(4.8)	(1.8)	—	—
Incoming A&E reserves due to Mutual Service Casualty acquisition	—	—	6.5	5.4	—	—
Incurred losses and LAE	71.5	63.2	(1.1)	(.3)	87.7	58.6
Paid losses and LAE	(14.3)	(12.4)	(10.4)	(8.4)	(16.5)	(16.2)

Ending balance	$208.6	$163.1	$151.4	$112.3	$161.2	$117.4

Other operations

	Year Ended December 31,
Net A&E Loss Reserve Activity(1)	2007		2006		2005
Millions	Gross	Net	Gross	Net	Gross	Net
Asbestos:
Beginning balance	$48.4	$47.1	$45.8	$44.7	$37.5	$36.5
Incurred losses and LAE	(21.7)	(20.6)	5.6	3.8	11.9	9.7
Paid losses and LAE	(6.3)	(6.3)	(3.0)	(1.4)	(3.6)	(1.5)

Ending balance	20.4	20.2	48.4	47.1	45.8	44.7

Environmental:
Beginning balance	9.1	9.1	10.1	9.7	6.9	6.8
Incurred losses and LAE	(1.9)	(2.0)	(0.6)	(0.4)	4.1	3.3
Paid losses and LAE	(1.1)	(1.1)	(0.4)	(0.2)	(.9)	(.4)

Ending balance	6.1	6.0	9.1	9.1	10.1	9.7

Total asbestos and environmental:
Beginning balance	57.5	56.2	55.9	54.4	44.4	43.3
Incurred losses and LAE	(23.6)	(22.6)	5.0	3.4	16.0	13.0
Paid losses and LAE	(7.4)	(7.4)	(3.4)	(1.6)	(4.5)	(1.9)

Ending balance	$26.5	$26.2	$57.5	$56.2	$55.9	$54.4

(1)                          The asbestos and environmental reserve activity for White Mountains’ other operations is comprised of American Centennial and British Insurance Company, two insurance subsidiaries that have been in run-off since 1985. The majority of the A&E reserves from other operations are recorded at American Centennial. At December 31, 2007, American Centennial had 146 insureds with open asbestos and environmental claims of which 79 related to asbestos claims and 67 related to environmental claims.